CONFIDENTIAL TREATMENT FOR REFERENCED MATERIALS REQUESTED BY CABOT OIL & GAS CORPORATION

FOIA CONFIDENTIAL TREATMENT REQUESTED FOR REFERENCED MATERIALS

February 7, 2017

Mr. Brad Skinner
Senior Assistant Chief Accountant

Office of Natural Resources
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:                             Cabot Oil & Gas Corporation

Form 10-K for the Fiscal Year Ended December 31, 2015

Response Dated October 21, 2016

File No. 1-10447

Dear Mr. Skinner:

We are responding to the comment received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated January 11, 2017 regarding our 2015 Form 10-K. For your convenience, our response is prefaced by the Staff’s corresponding comment in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2015

Business and Properties, page 7

Proved Undeveloped Reserves, page 11

1.                                      We have read your response to comment 1 and are not in a position to agree with your conclusion that it is appropriate to continue to attribute proved reserves to drilled wells where the completion and conversion of the related undeveloped reserves to developed status is intentionally deferred to a period beyond five years of initial disclosure of such reserves absent specific circumstances justifying a longer time period.

In this regard, the view expressed in your response to comment 1 indicating that the activities solely related to drilling a well would be sufficient to fulfil the timing requirements under Rule 4-10(a)(31)(ii) of Regulation S-X is inconsistent with the definition of a drilled well provided in Item 1205(b)(4) of Regulation S-K as your wells have yet to be completed. Additionally, Item 1208(c)(3) defines productive wells as referenced in the disclosure of drilled wells under Items 1205(a) and 1208(a) of Regulation S-K as producing wells and wells mechanically capable of production.

CONFIDENTIAL TREATMENT FOR REFERENCED MATERIALS REQUESTED BY CABOT OIL & GAS CORPORATION

FOIA CONFIDENTIAL TREATMENT REQUESTED FOR REFERENCED MATERIALS

Furthermore, the development activities concluded as of December 31, 2015 are not sufficient to bring the drilled but uncompleted wells identified in your response to the status of economically producible pursuant to the definition of a development project in Rule 4-10(a)(8) of Regulation S-X. The answer to question 108.01 in the Compliance and Disclosure Interpretations (“C&DI”) clarifies that a development project is a “single engineering activity with a distinct beginning and end, which, when completed, results in the production… of crude oil or natural gas.”

We also note the responses to comments 1 and 3 in your letter dated October 5, 2016, indicates the 315.5 Bcfe in proved undeveloped reserves related to the drilled but uncompleted wells identified in your current response were intentionally delayed by the Company based on internal factors to a date beyond five years from initial disclosure. Therefore, the 315.5 Bcfe related to these undeveloped wells does not merit an exception for a time period longer than five years under the specific circumstances described in C&DI 131.03. Refer to the last bullet point in the answers to question 131.03 in the Compliance and Disclosure Interpretations.

Please remove the 315.5 Bcfe related to the drilled but uncompleted wells identified in your response as proved reserves as of December 31, 2015.

Response

We acknowledge that the rules and regulations of the Commission are subject to evolving interpretation by the staff based on various factors including changes in industry practice and the needs of investors.  While we believe our application and interpretation of Rule 4-10(a)(31)(ii) of Regulation S-X is an appropriate application of Rule 4-10, in light of the staff’s comment above and our recent discussion with the staff, we intend to exclude from proved undeveloped (PUD) reserves any reserves associated with wells that are not anticipated to be both drilled and completed within five years from initial disclosure.  We intend to make this change prospectively beginning with our December 31, 2016 year-end reserves determination and disclosures due to the fact that the impact of the referenced 315.5 Bcfe associated with our drilled but uncompleted (DUC) wells greater than five years from initial disclosure included in our 2015 proved reserves disclosure is not material to our 2015 financial statements and related disclosures.

Although we intend to exclude from our PUD reserves as of December 31, 2016 those reserves associated with wells for which development activities had been initiated but not completed within five years of initial disclosure, we have provided our views and interpretations of the guidance for recording PUD reserves for the staff’s consideration.  We believe that our historical practice of recording and disclosing PUD reserves is reasonable and consistent with Rule 4-10(a)(31)(ii) and related Compliance and Disclosure Interpretations (C&DI).  In our view, Rule 4-10(a)(31)(ii) refers only to reserves that are “scheduled to be drilled within five

CONFIDENTIAL TREATMENT FOR REFERENCED MATERIALS REQUESTED BY CABOT OIL & GAS CORPORATION

FOIA CONFIDENTIAL TREATMENT REQUESTED FOR REFERENCED MATERIALS

years” and Regulation S-X does not provide further guidance regarding whether “drilled” for this purpose means that development activities must be initiated (or planned to be initiated) within five years of initial disclosure, or that all necessary development activities must be completed within five years of initial disclosure.  We believe that existing published SEC staff interpretations and industry practice have historically applied the five-year limit in Rule 4-10(a)(31)(ii) by reference to the initiation rather than the completion of development activities as described in Question 131.06 of the C&DI which specifically states that “scheduled to be drilled” and the “initiation of development activities” have consistent meaning when applying Rule 4-10(a)(31)(ii).  We also note the staff’s reference to the definition of number of wells drilled in Item 1205(b)(4) of Regulation S-K, which is specific to wells completed during a fiscal year regardless of when drilling was initiated.  We did not consider this definition to be applicable when applying Rule 4-10(a) as Item 1205 explicitly states that the definitions in Item 1205(b) apply only to the disclosures required by Item 1205.

We also note the staff’s reference to our intentional deferral of the 315.5 Bcfe of PUD reserves based on the decrease in our capital program as described in our previous response letter dated October 5, 2016.  In order to clarify our initial response, our reference to the decrease in capital spending affecting the pace of our completion activities was not intended to be specific to the reserves in question or a specific event that prompted a change in our capital program to intentionally defer completion activities associated with these wells.   Rather, it was intended to explain the macro-economic environment and its impact on Cabot’s overall spending plans in general, which in turn affected our planned capital expenditures in 2015.  Although our capital expenditures budget was lower in 2015, our capital program contemplated a full-time completion crew to complete wells throughout the respective time periods, which demonstrates our commitment to the continuous development of these reserves after drilling was initiated.

Supplemental Information Requested by the Staff

At the staff’s request and pursuant to Rule 418 under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934, we are furnishing two supplemental schedules in connection with the staff’s review: Schedule I which enumerates our December 31, 2015 DUCs classified as PUD reserves by vintage year of initial disclosure, and Schedule II which provides a drilling and completion timeline for the DUC wells that comprise the 315.5 Bcfe classified as PUD reserves that existed as of December 31, 2015 that had initial disclosure beyond five years from that date. We hereby request that this information be returned to us or destroyed upon completion of your review and that, pending its return or destruction, it be withheld from release as it contains competitively sensitive, proprietary business information of Cabot.  By copy of this letter, we are requesting that the Freedom of Information Act officer

CONFIDENTIAL TREATMENT FOR REFERENCED MATERIALS REQUESTED BY CABOT OIL & GAS CORPORATION

FOIA CONFIDENTIAL TREATMENT REQUESTED FOR REFERENCED MATERIALS

accord the supplemental schedules furnished pursuant to this letter (but not, for the avoidance of doubt, the responses set forth in this letter) confidential treatment under the Commission’s rules.

******

If you have any questions or require additional information, you may contact Scott C. Schroeder at (281) 589-4993 or the undersigned at (281) 589-4848.

Sincerely,

/s/ Todd M. Roemer
Todd M. Roemer
Principal Accounting Officer Controller

cc:                                Office of Freedom of Information and Privacy Act Operations

Mr. John Hodgin, United States Securities and Exchange Commission

Mr. Scott C. Schroeder, Cabot Oil & Gas Corporation

Ms. Deidre L. Shearer, Cabot Oil & Gas Corporation

Mr. J. David Kirkland, Jr., Baker Botts L.L.P.

Mr. Andrew J. Ericksen, Baker Botts L.L.P.

Mr. Douglas T. Parker, PricewaterhouseCoopers LLP

Ms. Katie M. Reinaker, Miller and Lents, Ltd.

Mr. James A. Cole, Miller and Lents, Ltd.